

April 25, 2013

Stephen B. Lazarus
Executive Vice President & Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

> **Re: Steiner Leisure Limited**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-28972**

Dear Mr. Lazarus:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Regulation, page 19

The 90/10 Rule, page 21

1. We note the language "Since the expiration of such relief, we have experienced adverse effects on our ability to comply with this rule and may experience an increase to such adverse effects on our ability to comply with this rule in the future." Please disclose the percentage revenues each of your institutions derived from Title IV Programs in the last two fiscal years for purposes of the 90/10 rule. Disclose whether any of your institutions currently fails to comply with the 90/10 rule and whether any of your institutions are on provisional certification, identifying any such institutions.

Cohort Default Rate, page 22

2. Please disclose the cohort default rates for each institution for the last three fiscal years under the applicable methodology.

Ideal Image, page 24

3. Please discuss in more detail how you have structured your laser hair removal centers to comply with applicable state laws prohibiting the corporate practice of medicine, fee-splitting and referral fees.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 61

Results of Operations, page 69

4. Please provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, fully explain the significant decrease in income from operations attributable to the Schools segment in fiscal 2012. Your discussion should explain the cause of underlying factors which led to material shifts, rather than simply listing factors such as decreased enrollments and higher operating costs. Where acquisitions materially impact financial line item shifts, please quantify that impact. For example, quantify the impact the acquisition of Cortiva had on Schools revenues. Finally, more fully explain disproportionate line item shifts. For example, we note that income from operations attributable to the Products segment increased 72.4% in fiscal 2012, while Products revenues increased only 6.4%. Similarly, we note that income from operations attributable to the Schools segment decreased 65.5% in fiscal 2012, despite a 16.1% increase in Schools revenues.

5. Please discuss net income (loss) for each period.

Liquidity and Capital Resources, page 74

6. Please provide a discussion of any known trends, demands or commitments or expected material changes in your liquidity and capital resources. For example, we note that you have opened 29 Ideal Image centers since you acquired Ideal Image, and your growth strategy contemplates opening more centers. Please discuss planned capital expenditures for the opening of new centers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Jonathan Groff, Staff Attorney at 202-551-3458, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director